Item 77 D - Policies with respect to security investments

On May 7, 2008, the Board of Trustees of the Registrant approved a change in the name for the Roxbury All Cap Fund (formerly, the Roxbury Mid Cap Fund) and the Fund's principal investment strategy to require the Fund to invest, under normal market conditions, its assets primarily in common stocks of companies without regard to market capitalization, generally consistent with the capitalization range of companies in the Russell 3000 Index.